Prospectus Supplement dated May 24, 2016	Filed pursuant to Rule 424(b)(3)
(To Prospectus Dated March 7, 2014)	Registration No. 333-194409

This is a prospectus supplement to the Prospectus dated March 7, 2014 (the “Prospectus”) which relates to the Dominion Resources, Inc. Stock Purchase and Dividend Reinvestment Plan (“Dominion Direct” or the “Plan”). Some of the provisions of Dominion Direct have been amended effective May 31, 2016. The amended provisions are set forth below. All other provisions of Dominion Direct remain unchanged as set forth in the Prospectus.

Change of Agent

Dominion Resources, Inc. (“Dominion”) has appointed Broadridge Corporate Issuer Solutions, Inc. (“Broadridge”), as its Transfer Agent, Registrar, and Administrator of Dominion Direct, effective May 31, 2016. Broadridge replaces Dominion’s Shareholder Services as the Administrator of Dominion Direct. As a result, all references in the Prospectus to Dominion’s Shareholder Services or Administrator are changed to Broadridge.

For information about Dominion Direct, your participation in Dominion Direct or shares in your account, you may contact Broadridge via mail, overnight mail, telephone, fax and email using the contact information shown below.

Summary of Dominion Direct

Minimum Share Balance Requirement: The minimum share balance requirement has been eliminated. Participants no longer have to maintain a balance of at least five shares to keep their Dominion Direct account open.

Reinvestment of Dividends: The automatic reinvestment of dividends for accounts with 25 shares or less will no longer be required. Cash dividends can be paid by check or by direct deposit. If you choose to reinvest dividends, you will be charged a quarterly administrative fee of 2%, up to $1.

Sale of Shares: Sales of shares can be as often as daily depending on volume, but no later than five (5) business days after receipt of your sale instructions. You can request the sale of some or all of your shares; however, you cannot instruct the Administrator to sell shares at a specific time or at a specific price under Dominion Direct. Proceeds you receive for any sale of shares will be reduced by a fee of $10 per transaction request and a brokerage commission fee of 3 cents ($0.03) per share to cover broker fees and a portion of the administrative costs of this Plan.

Administrator: Broadridge serves as the Administrator for Dominion Direct. The mailing address, e-mail address and phone numbers are as follows:

Mail:	Dominion Shareholder Services
c/o Broadridge Corporate Issuer Solutions, Inc.
P.O. Box 1342
Brentwood, NY 11717

Overnight Mail:	Dominion Shareholder Services
c/o Broadridge Corporate Issuer Solutions, Inc.
ATTN: IWS
1155 Long Island Avenue
Edgewood, NY 11717

Telephone:	1-800-552-4034 (Toll Free) or 1-720 -789-2782 (International)
Representatives are available from 8:00 am until 6:00 pm ET Monday through Friday

Fax:	1-215-553-5402
Email:	shareholder@broadridge.com
Website:	http://shareholders.dom.com

Investing in Dominion

How to Enroll. The minimum share balance requirement has been eliminated. Participants no longer have to maintain a balance of at least five shares to keep their Dominion Direct account open.

Payment Methods. Refunds on cash investments will no longer be offered.

Payments by check: Funds must be payable in U.S. dollars to Broadridge Corporate Issuer Solutions, Inc.

By automatic draft: As an added security measure, the Administrator may apply a five-business day hold period to the initial association of banking account information to investor accounts as well as changes made to established direct deposit or direct debit instructions. This hold period is a method of preventing unauthorized transactions.

Returned checks or cash drafts: Shareholders who send checks or authorize bank drafts that are returned by their financial institution will be charged an administrative fee of $35 for returned checks and $25 for returned bank drafts.

How Shares are Purchased. Reinvested dividends will be used to purchase shares on the next purchase date following the dividend payment date. If you choose to reinvest dividends, you will be charged a quarterly administrative fee of 2%, up to $1.

Dividend Payment Options. The automatic reinvestment of dividends for accounts with 25 shares or less will no longer be required. Cash dividends can be paid by check or by direct deposit. If you choose to reinvest dividends, you will be charged a quarterly administrative fee of 2%, up to $1.

Sale of Shares

Proceeds you receive for any sale of shares will be reduced by a fee of $10 per transaction request and a brokerage commission fee of 3 cents ($0.03) per share to cover per share to cover broker fees and a portion of the administrative costs of this Plan. No brokerage commissions are kept by the Administrator.

Timing of sales.

•	Sales of shares can be as often as daily depending on volume, but no later than five (5) business days after receipt of your sale instructions.
•	Sales dates can vary or be suspended for up to two weeks for administrative purposes.

Requesting a Sale of Shares

•	A completed Sale Request Form may be mailed, faxed, submitted online through your Dominion shareholder online account, or via the call center. Certain restrictions may apply based on the account type or sale value. With the exception of the year-end account statement, a Sale Request Form is attached to each account Activity Statement. Forms may also be downloaded and printed from your shareholder online account or from the company’s website at http://shareholders.dom.com under Forms & FAQs.
•	On the Sale Request Form, specify the number of shares you want to sell—not the dollar amount you would like to receive.
•	Sale Request Forms that are mailed or faxed to the Administrator must be signed exactly as the name(s) appear on your account. All owners named on the account must sign.
•	Send the Sale Request Form to the Administrator by:

Mail:
Broadridge Corporate Issuer Solutions, Inc.
P.O. Box 1342
Brentwood, NY 11717

Street Address for Express Deliveries:

Broadridge Corporate Issuer Solutions, Inc.

ATTN: IWS

1155 Long Island Avenue

Edgewood NY 11717

Fax: 1- 215-553-5402

After you fax your request, please follow up by calling the Administrator on 1-800-552-4034 to confirm that your fax was received.

•	If you request a sale of all of your shares and you have authorized automatic drafts from your bank account, you must notify the Administrator in writing to remove the draft, as the timing of your request may prevent it from being removed automatically. If you have signed up for online account access, you may terminate the automatic draft online.

Sale Proceeds

•	We will send a check by U.S. Mail or direct deposited via ACH with the proceeds of any sale of shares. There will be a fee of $5 for the direct deposit of sales proceeds.
•	The check will be mailed to your address of record on the settlement date, which is three business days after the sale.
•	As an added security measure, the Administrator may apply a five business-day hold period to the initial association of banking account information to investor accounts as well as changes made to established direct deposit or direct debit instructions. This hold period is a method of preventing unauthorized transactions.

Stock Certificate Issuance

A $25 service fee will be charged for each stock certificate issued. Your money order or certified check for each stock certificate issuance should be made payable to Broadridge Corporate Issuer Solutions, Inc. and must accompany your request for a certificate.

Share Transfers

When transferring shares to open a new Dominion Direct account, a minimum number of five shares transferred will no longer be required.

Tax Consequences

If Dominion is funding Dominion Direct with shares purchased on the open market rather than newly issued shares, then it will pay any brokerage fees for these purchases. Any broker fees paid by Dominion will be taxable income to you. These fees are a brokerage commission fee of 3 cents ($0.03) per share.

Additional Fees

Overnight mailings	$25.00/mailing
Direct deposit of sales proceeds	$5.00
Replacement check	$15.00

This prospectus supplement constitutes part of your Prospectus and we suggest that you keep this with your permanent investment records since it contains important information about Dominion Direct.